May 15, 2007 meeting
A proposal to approve a new management contract between the fund and Putnam Investment
Management, LLC was approved as follows:
Votes for 			Votes against 		Abstentions
9,226,523 			455,336 			273,389

All tabulations rounded to the nearest whole number.

October 15, 2007 meeting
A special meeting of shareholders of the fund was held on October
15, 2007 to consider several
proposals relating to the merger of Putnam Municipal Bond Fund and Putnam Investment
Grade Municipal Trust into the fund, which such meeting was adjourned to a later date.